UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TC PipeLines, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

87233Q 10 8

(CUSIP Number)

Christine R. Johnston
450 - 1st Street SW

Calgary, Alberta, Canada

T2P 5H1

(403) 920-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TC Energy Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 71,306,397
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 71,306,397
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,306,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) HC, CO

1	As of March 3, 2021, there were 71,306,397 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCanada PipeLines Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 71,306,397
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 71,306,397
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,306,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) CO

2	As of March 3, 2021, there were 71,306,397 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCanada PipeLine USA Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 71,306,397
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 71,306,397
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,306,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person (See Instructions) CO

3	As of March 3, 2021, there were 71,306,397 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCan Northern Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 71,306,397
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 71,306,397
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,306,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) CO

4	As of March 3, 2021, there were 71,306,397 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TC PipeLines GP, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,797,106
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 5,797,106
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,106
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person (See Instructions) CO

5	As of March 3, 2021, there were 71,306,397 common units of TC Pipelines, LP outstanding.

AMENDMENT NO. 8 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 8 (the “Amendment”) to Schedule 13D is being filed by TC Energy Corporation, a Canadian public company (“TC Energy”), TransCanada PipeLines Limited, a Canadian corporation (“TCPL”), TransCanada PipeLine USA Ltd., a Nevada Corporation (“TC PipeLine USA”), TransCan Northern Ltd., a Delaware corporation (“TransCan Northern”) and TC PipeLines GP, Inc., a Delaware corporation (the “GP”), to amend the Schedule 13D that was filed on August 9, 2002, as amended by Amendment No. 1 filed on August 13, 2003, Amendment No. 2 filed on August 3, 2004, Amendment No. 3 filed on April 1, 2005, Amendment No. 4 filed on March 29, 2007, Amendment No. 5 filed on July 2, 2009, Amendment No. 6 filed on October 5, 2020 and Amendment No. 7 filed on December 16, 2020. Capitalized terms used in this Amendment No. 8 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

The name, state or other place of organization and address of its principal office for the Reporting Persons are set forth on Schedule I attached hereto.

(a)-(c)      The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C, D and E (the “Listed Persons”) hereto is set forth therein. On March 3, 2021, following the consummation of, and as a result of, the Merger (as defined below), the Listed Persons ceased to beneficially own any Common Units of the Partnership.

(d)     During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, none of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The information required to be filed in response to paragraph (f) of Item 2 with respect to the Listed Persons is set forth therein.

Item 4.	Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented as follows:

On March 3, 2021, TCP Merger Sub, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of TC Energy (“Merger Sub”), merged with and into the Partnership, with the Partnership continuing as the sole surviving entity and an indirect, wholly owned subsidiary of TC Energy (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of December 14, 2020 (the “Merger Agreement”), by and among the Partnership, the GP, TC Energy, TransCan Northern, TC PipeLine USA and Merger Sub.

As a result of the Merger, (i) each Common Unit issued and outstanding immediately prior to the effective time of the Merger (excluding certain Excluded Units, as defined in the Merger Agreement) was cancelled in exchange for the right to receive from TC Energy 0.70 common shares of TC Energy and the Partnership issued a number of Common Units equal to the number of Common Units cancelled in connection with the Merger to TransCan Northern and (ii) the equity interests of Merger Sub were converted into one newly issued Common Unit held by TransCan Northern. As a result of the Merger, the Reporting Persons own all of the outstanding Common Units.

The Common Units will be removed from listing on the New York Stock Exchange and the Partnership will file a Form 15 to terminate the registration of the Common Units under Section 12(g) and suspend its reporting obligations under Section 15(d), in each case, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units. Following effectiveness of the Form 15, Common Units held by TC Energy and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment No. 8 to the Original Schedule 13D constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      March 3, 2021

TC Energy Corporation

/s/ Donald R. Marchand

Name:	Donald R. Marchand
Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston

Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

TransCanada PipeLines Limited

/s/ Donald R. Marchand

Name:	Donald R. Marchand
Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston

Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

TransCanada PipeLine USA Ltd.

/s/ Nathaniel A. Brown

Name:	Nathaniel A. Brown
Title:	Controller

/s/ Jon A. Dobson

Name:	Jon A. Dobson
Title:	Corporate Secretary

TransCan Northern Ltd.

/s/ Nathaniel A. Brown

Name:	Nathaniel A. Brown
Title:	Controller

/s/ Jon A. Dobson

Name:	Jon A. Dobson
Title:	Corporate Secretary

TC PipeLines GP, Inc.

/s/ Nathaniel A. Brown

Name:	Nathaniel A. Brown
Title:	President

/s/ Jon A. Dobson

Name:	Jon A. Dobson
Title:	Secretary

SCHEDULE I

Name	State of Incorporation or Formation	Principal Business	Business Address
TC Energy Corporation	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCanada PipeLines Limited	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCanada PipeLine USA Ltd.	Nevada	Pipelines and Energy	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761 Phone: (877) 290-2772
TransCan Northern Ltd.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761 Phone: (877) 290-2772
TC PipeLines GP, Inc.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761 Phone: (877) 290-2772

Schedule I

APPENDIX A & B

Executive Officers and Directors of TC Energy Corporation (“TC Energy”) and TransCanada PipeLines Limited:

DIRECTORS:

Name and Citizenship	Principal Occupation	Business Address
Stéphan Crétier Canada	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Michael R. Culbert Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
François L. Poirier Canada	President, Chief Executive Officer and Director TC Energy and TransCanada PipeLines Limited	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Susan C. Jones Canada and the United Kingdom	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Randy Limbacher United States	Chief Executive Officer, Meridian Energy, LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
John E. Lowe United States	Senior Executive Advisor, Tudor, Pickering, Holt & Co., LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
David MacNaughton Canada	President, Palantir Canada	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Una Power Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Mary Pat Salomone United States	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Indira V. Samarasekera Canada	Senior Advisor, Bennett Jones LLP	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
D. Michael G. Stewart Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Siim A. Vanaselja Canada	Corporate director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Thierry Vandal Canada	President, Axium Infrastructure US, Inc.	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Steven W. Williams Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 1

EXECUTIVE OFFICERS:

Name and Citizenship	Principal Occupation	Business Address
François L. Poirier Canada	President and Chief Executive Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Donald R. Marchand Canada	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Stanley G. Chapman III United States	Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines	700 Louisiana Street, Suite 1300 Houston, TX 77002-2761
Dawn E. de Lima Canada	Executive Vice-President, Corporate Services	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Corey Hessen United States	Senior Vice-President and President, Power and Storage	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Wendy L. Hanrahan Canada	Executive Vice-President and Senior Advisor	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Joel E. Hunter Canada	Senior Vice-President, Capital Markets	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Leslie C. Kass United States	Executive Vice-President, Technical Centre	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Patrick M. Keys Canada	Executive Vice-President, Stakeholder Relations and General Counsel	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Tracy A. Robinson Canada	Executive Vice-President and President, Canadian Natural Gas Pipelines and President Coastal GasLink	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Bevin Wirzba Canada and the United Kingdom	Executive Vice-President and President, Liquids Pipelines	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 2

APPENDIX C

Executive Officers and Directors of TransCanada PipeLine USA Ltd. (“TransCanada PipeLine USA”):

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Director and President of TransCanada PipeLine USA; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Nathaniel A. Brown United States	Director and Controller of TransCanada PipeLine USA; Vice-President, U.S. Natural Gas Pipelines Financial Services, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Tina Faraca United States	Director and Vice-President of TransCanada PipeLine USA; Senior Vice-President, U.S. Commercial, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Jon A. Dobson United States	Corporate Secretary of TransCanada PipeLine USA; Director, U.S. Governance and Securities Law, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Burton D. Cole United States	Vice-President of TransCanada PipeLine USA; Director, U.S. Pipeline Accounting, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
James R. Eckert United States	Vice-President of TransCanada PipeLine USA; Vice-President, U.S. Marketing and Optimization, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Nancy A. Johnson Canada	Vice-President and Treasurer of TransCanada PipeLine USA; Vice President, Treasury and International Finance, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
William C. Morris Canada	Vice-President, Finance of TransCanada PipeLine USA; Director, Corporate Finance and Assistant Treasurer, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Alisa Williams United States	Vice-President, U.S. Taxation of TransCanada PipeLine USA; Director, U.S. Taxation, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761

Appendix C - 1

Name and Citizenship	Principal Occupation	Business Address
Joshua Gibbon United States	Vice-President of TransCanada PipeLine USA; Vice-President, U.S. Rates, Regulatory and Strategy, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, TX 77002-2761
Christopher E. Humes United States	Vice-President of TransCanada PipeLine USA; Senior Vice-President, U.S. Gas Operations and Projects, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, TX 77002-2761
Russell A. Mahan United States	Vice-President, U.S. Business Development of TransCanada PipeLine USA; Vice-President, U.S. Business Development, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, TX 77002-2761

Appendix C - 2

APPENDIX D

Executive Officers and Directors of TransCan Northern Ltd. (“TransCan Northern”):

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Director and President of TransCan Northern; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Nathaniel A. Brown United States	Director and Controller of TransCan Northern; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Jon A. Dobson United States	Director and Corporate Secretary of TransCan Northern; Director, U.S. Governance and Securities Law of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Burton D. Cole United States	Vice-President of TransCan Northern; Director, U.S. Pipeline Accounting of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
James R. Eckert United States	Vice-President of TransCan Northern; Vice-President, U.S. Marketing and Optimization of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Tina Faraca United States	Vice-President of TransCan Northern; Senior Vice-President, U.S. Commercial	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Nancy A. Johnson Canada	Vice-President and Treasurer of TransCan Northern; Vice President, Treasury and International Finance of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
William C. Morris Canada	Vice-President, Finance of TransCan Northern; Director, Corporate Finance and Assistant Treasurer of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Alisa Williams United States	Vice-President, U.S. Taxation of TransCan Northern; Director, U.S. Taxation of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761

Appendix D - 1

APPENDIX E

Executive Officers and Directors of TC PipeLines GP, Inc. (“GP”)

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Chair and Director of GP; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 1300 Houston, TX 77002-2761
Nathaniel A. Brown United States	President, Principal Executive Officer and Director of GP; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Gloria L. Hartl Canada	Director of GP; Vice-President, Risk Management, TC Energy	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Nadine E. Berge Canada	Director of GP; Director, Corporate Compliance and Legal Operations, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Janine M. Watson Canada	Vice-President and General Manager of GP; Director, U.S. Natural Gas Joint Ventures, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Alisa Williams United States	Vice-President, Taxation of GP; Director, U.S. Taxation, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Jon A. Dobson United States	Secretary of GP; Director, U.S. Governance and Securities Law, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
Burton D. Cole United States	Controller of GP; Director, U.S. Pipeline Accounting, TransCanada USA Services Inc.	700 Louisiana Street, Suite 1300 Houston, Texas 77002-2761
William C. Morris Canada	Vice-President, Principal Financial Officer and Treasurer of GP; Director, Corporate Finance and Assistant Treasurer, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix E - 1